[PNG LETTERHEAD]
July 12, 2011
By Facsimile and EDGAR
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	PAA Natural Gas Storage, L.P. Amendment No. 1 to Registration Statement on Form S-3 Filed June 1, 2011 File No. 333-174589
Dear Mr. Owings:
     On June 23, 2011, PAA Natural Gas Storage, L.P. (“we” or the “Partnership”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing (the “Comment Letter”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 (“Amendment No. 2”) to our Registration Statement on Form S-3 (File No. 333-174589) (the “Registration Statement”), which we initially filed on May 27, 2011. For your convenience, we have hand delivered three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 marked to show all changes made since the initial filing of the Registration Statement.
     We have repeated in bold each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-3
Selling Unitholders, page 33
COMMENT:

1.	Please disclose whether any of the selling unitholders have any material relationship with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

RESPONSE:
     We have revised our disclosure in the Registration Statement to include any material relationships that any of the selling unitholders have with us or with our predecessors or affiliates. Please read pages 33 through 37 of the preliminary prospectus.
COMMENT:
2.	For all selling unitholders who are not natural persons, please disclose whether any such selling unitholder is a broker-dealer or an affiliate of a broker-dealer. Also, in the footnotes to your table, please identify the natural persons or the publicly registered companies who exercise sole or shared voting or investment powers with respect to the units disclosed. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE:
     We have revised our disclosure in the Registration Statement to (i) indicate whether any selling unitholder is a broker-dealer or an affiliate of a broker-dealer and (ii) identify the natural persons or publicly registered companies who exercise voting or investment powers with respect to the common units disclosed for those selling unitholders that are not natural persons. Please read pages 33 through 37 of the preliminary prospectus.
COMMENT:

3.	Please revise your disclosure to provide additional details regarding the transaction in which the selling unitholders acquired their units, including the date on which the transaction was completed and the material terms of the agreements relating to the transaction.

RESPONSE:
     We have revised our disclosure in the Registration Statement to add additional detail regarding the transaction in which the selling unitholders acquired their units. Please read page 33 of the preliminary prospectus.

Item 16. Exhibits and Financial Statement Schedules, page II-1
(a) Exhibits, page II-1
COMMENT:
4.	Please revise your registration statement to incorporate by reference as exhibits the Common Unit Purchase Agreements discussed on page 33 of your filing, which appear to have been filed on Forms 8-K on December 30, 2010 and January 20, 2011.
RESPONSE:
     We have revised the exhibit index in the Registration Statement to incorporate by reference as exhibits the Common Unit Purchase Agreements pursuant to which the selling unitholders acquired the common units offered by the Registration Statement. Please read page II-1 and the “Index to Exhibits” in the Registration Statement.
Undertakings, page 11-2
COMMENT:
5.	Please revise to add the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.
RESPONSE:
     We have revised the Registration Statement to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Please read page II-2 of the Registration Statement.
Exhibit 5.1
COMMENT:
6.	Please remove assumption (4) in the third paragraph, as inappropriate.
RESPONSE:
     We have caused Exhibit 5.1 to be revised to remove assumption (4) in the third paragraph. Please read the third paragraph of Exhibit 5.1 to the Registration Statement.

COMMENT:
7.	Please remove the parenthetical qualifications in opinion 2 in the fourth paragraph, as inappropriate.
RESPONSE:
     We have caused Exhibit 5.1 to be revised to remove the parenthetical qualifications in opinion 2 in the fourth paragraph. Please read the fourth paragraph of Exhibit 5.1 to the Registration Statement.
COMMENT:
8.	We note that the legal opinion includes a limitation to the Delaware Limited Partnership Act. Please revise the limitation so that it also includes all applicable Delaware statutory provisions, as well as reported judicial decisions interpreting the Act.
RESPONSE:
     We have caused Exhibit 5.1 to be revised to reflect that the opinion is limited to all applicable Delaware statutory provisions, as well as reported judicial decisions interpreting such provisions. Please read the penultimate paragraph of Exhibit 5.1 to the Registration Statement.

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to me at (713) 993-5253 or to Alan Beck at Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,
By:	/s/ Richard K. McGee
	Name:	Richard K. McGee
	Title:	Vice President-Legal and Business Development

cc:	Bridgette Lippmann, Securities and Exchange Commission Alan Beck, Vinson & Elkins L.L.P.